Exhibit 3.1(b)

AMENDMENT TO ARTICLES OF INCORPORATION
OF UNITED WESTERN BANCORP, INC.

WHEREAS, at the Annual Meeting of Shareholders held on July 30, 2010, the Shareholders of United Western Bancorp, Inc. (the “Company”) approved an amendment to the Articles of Incorporation of the Company to increase the authorized shares of common stock of the Company to 550,000,000 shares of common stock, par value, $.0001 per share.

NOW, THEREFORE, BE IT RESOLVED, that paragraph THIRD of the Amended and Restated Articles of Incorporation of the Company, is hereby amended and restated as follows:

THIRD: The aggregate number of shares which the Corporation shall have the authority to issue is 550,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. The Board of Directors is authorized by resolution to divide said preferred stock into series, to fix the number of shares of any series of preferred stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting a series of preferred stock, to decrease the authorized number of shares within such series (but not below the number of shares in any such series then outstanding).

Dated this 30th day of July, 2010	UNITED WESTERN BANCORP, INC.

By: /s/ Michael J. McCloskey
Name: Michael J. McCloskey
Title: Executive Vice President and Chief Operating Officer